UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Vapor Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

922099700

(CUSIP Number)

Kevin Frija

4401 NW 167th Street, Miami, Florida 33055

(954) 684-8288

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 21, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person
Kevin Frija

2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds
PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.	Citizenship or Place of Organization
United States

	7.	Sole Voting Power
		1,405,910,203
Number of Shares
Beneficially	8.	Shared Voting Power
Owned by		0
Each Reporting
Person With:	9.	Sole Dispositive Power
		1,405,910,203

	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,405,910,203
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]
13.	Percent of Class Represented by Amount in Row (11)
28.12%
14.	Type of Reporting Person
IN

Item 1. Security and Issuer

This statement relates to the shares of common stock, $0.0001 par value, of Vapor Corp., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 3001 Griffin Road, Dania Beach, Florida 33312.

Item 2. Identity and Background

(a) Kevin Frija

(b) 4401 NW 167th Street, Miami, Florida 33055

(c) Chief Executive Officer, President, Chief Financial Officer and Chairman of the Board of Directors of VPR Brands, LP, 4401 NW 167th Street, Miami, Florida 33055; Chief Executive Officer, President, Chairman of the Board of Directors of VPR Brand’s general partner, Soleil Capital Management LLC; President of InGear Fashions, Inc.

(d) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The reporting person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The reporting person acquired the shares of common stock of the Issuer with personal funds through an individual retirement account.

Item 4. Purpose of Transaction

The reporting person acquired the securities reported in this statement for investment purposes without a view to public distribution or resale. The reporting person does not have, as of the date of this statement, any plans or proposals which relate to or would result in any of the actions or events specified in clauses (a), (h) or (i). With respect to other events specified in Item 4, the reporting person may seek to influence the company to change management, acquire or merge with a business; complete a reorganization; change the present board of directors or management; make changes to the present capitalization; make changes to the present articles and other related changes. The reporting person reserves the right to dispose of all or a portion of his holdings of securities of the Issuer or to change his intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a) The reporting person beneficially owns 1,405,910,203 shares of common stock of the Issuer, representing approximately 28.12% of the class of securities outstanding.

(b)	Sole power to vote:	1,405,910,203
	Shared power to vote:	0
	Sole power to dispose:	1,405,910,203
	Shared power to dispose:	0

(c) The reporting person acquired the following number of shares in open market purchases beginning on June 21, 2016:

Date	Shares Purchased	Price per Share
June 21, 2016	958,910,203	$0.0001	(1)
June 22, 2016	231,000,000	$0.0001
June 23, 2016	214,000,000	$0.0001
June 24, 2016	2,000,000	$0.0001
Total as of June 24, 2016	1,405,910,203

(1) prices ranged from $0.0001 to $0.0002, with a weighted average price per share of $0.0001

Other than shares acquired since June 21, 2016, the reporting person has not effected any transactions in the Issuer’s securities during the past 60 days.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 2016
Date

/s/ Kevin Frija
Signature

Kevin Frija
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.